UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM
6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE
13a-16
OR
15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of October 2022
Commission File Number:
001-40842

VALENS SEMICONDUCTOR LTD.
(Exact name of registrant as specified in its charter)

8 Hanagar St. POB 7152
Hod Hasharon 4501309
Israel
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F
or Form
40-F:
Form
20-F  ☒            Form
40-F  ☐
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(1):
Yes  ☐            No  ☒
Indicate by check mark if the registrant is submitting the Form
6-K
in paper as permitted by Regulation
S-T
Rule 101(b)(7):
Yes  ☐            No   ☒

EXPLANATORY NOTE
This report on Form
6-K
is being filed and shall be incorporated by reference in any registration statement filed by Valens Semiconductor Ltd. under the Securities Exchange Act of 1934, as amended, that permits incorporation by reference.

ITEM

99.1	Consolidated Interim Financial Statements (Unaudited) as of and for the three and six months ended June 30, 2022.

99.2	Financial information for the period ended March 31, 2022.

99.3	Financial information for the period ended June 30, 2022.

101.INS	XBRL Instance Document.

101.SCH	XBRL Taxonomy Extension Schema Document.

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document.

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document.

101.LAB	XBRL Taxonomy Extension Labels Linkbase Document.

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document.

104	Cover Page Interactive Data File (embedded with the Inline XBRL document) .

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VALENS SEMICONDUCTOR LTD.

By:	/s/ Dror Heldenberg
Name:	Dror Heldenberg
Title:	Chief Financial Officer
Date: October 6, 2022